

17017045

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SEC Mail Processing Section

MAR 01 2017

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Summer Street
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons — 201-915-7437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

<u>AFFIRMATION</u>

We, SCOTT COUTO and MICHAEL LYONS, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Distributors Corporation as of December 31, 2016, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/17 Date

President
Title

Signature 2/24/17 Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 24 day of Feb. , 2017

Notary Public


ANDRE KIRPAN
Notary Public
State of New Jersey
My Commission Expires Oct 4, 2017

FIDELITY DISTRIBUTORS CORPORATION
(SEC I.D.No. 8-08775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Report of Independent Registered Public Accounting Firm

To the Management of Fidelity Distributors Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY DISTRIBUTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(Dollars in thousands, except share data)

ASSETS		
Cash	$	373
Securities owned - at fair value		108,301
Receivables:		
Brokers and dealers		154,682
Mutual funds		303,402
Total receivables		458,084
Deferred dealer concessions, net		7,082
Other assets		800
Total assets	$	574,640
LIABILITIES		
Payables:		
Brokers and dealers	$	343,382
Mutual funds		154,673
Total liabilities		498,055
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding		475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding		1
Additional paid-in capital		93,500
Retained earnings		50,240
Total stockholder's equity		144,216
Less: Net receivable from Parent		(67,631)
Total stockholder's equity, net		76,585
Total liabilities and stockholder's equity, net	$	574,640

The accompanying notes are an integral part of the statement of financial condition.

FIDELITY DISTRIBUTORS CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

1. Organization:

Fidelity Distributors Corporation (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of FMR LLC (the "Parent"). The Company is the principal underwriter and distributor of the Fidelity mutual funds. The Fidelity mutual funds are managed by Fidelity Management & Research Company ("FMR Co."), a wholly owned subsidiary of the Parent, and other affiliated companies. FMR Co. is a registered investment advisor under the Securities and Exchange Commission Investment Advisers Act of 1940. The Company is also the sponsor of the Fidelity Destiny Plans.

The Company generates all of its marketing and distribution services revenue by providing services to FMR Co. and other affiliated companies. Fees for such services are based on costs incurred plus a mark-up as agreed upon between the parties. The Company also earns marketing and distribution services revenue based on a percentage of the average daily net assets of the funds managed by affiliated companies. The Company's mutual fund distribution fees are generated from Fidelity mutual funds. This revenue is also based on a percentage of the average net assets in those funds. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned at fair value in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers and Mutual Funds

Receivables from brokers and dealers and receivables from mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2016. The receivables from brokers and dealers include $10,785 receivable from an affiliate. The receivables from mutual funds of $303,402 are from mutual fund companies managed by affiliates.

Payables to brokers and dealers and payables to mutual funds include mutual fund purchase and redemption trades, measured at transaction value, that are unsettled at December 31, 2016. The payables to brokers and dealers include $10,304 payable to an affiliate. The payables to mutual funds of $154,673 are to mutual fund companies managed by affiliates.

2. Summary of Significant Accounting Policies, continued:

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which is internally developed.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities are classified within Level 1 of the fair value hierarchy and include cash, receivables from brokers and dealers, receivables from mutual funds, net receivable from Parent, payables to brokers and dealers and payables to mutual funds.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds, which are deferred and amortized on a straight-line basis, generally over a twelve month period.

As of December 31, 2016, deferred dealer concessions of $7,082 are reported net of accumulated amortization of $50,122 in the statement of financial condition.

Management evaluates deferred dealer concessions for impairment when events or changes in circumstances indicate that the respective carrying value may not be recoverable. When the carrying value of deferred dealer concessions exceeds the sum of the expected undiscounted cash flows from their use, the carrying value is reduced to fair value and expense is recorded. The Company did not record impairment in 2016.

2. Summary of Significant Accounting Policies, continued:

Income Taxes

The Parent is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code, which generally allows taxable income, deductions and credits to flow directly to its shareholders. The Company is also subject to taxation under the Subchapter S rules. The Company is not subject to any Federal income taxes.

The Company is subject to tax in certain state and local jurisdictions. The Parent allocates to the Company a direct intercompany charge equivalent to state and local taxes due on income as if it were filing a tax return on a separate return basis. Deferred income taxes are allocated to the Company by the Parent as a direct charge and arise from the differences in the timing of recognition of revenue and expense for tax and financial reporting purposes. This amount has been offset with the receivable from Parent in the statement of financial condition.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

3. Securities Owned – Fair Value:

Securities owned consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2016, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 in the fair value hierarchy during the year.

4. Commitments and Contingencies:

The Company may be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

5. Stockholder's Equity:

During 2016, the Company declared and recorded a non-cash dividend of $80,000 to the Parent. The noncash dividend was settled via the intercompany account with the Parent.

6. Charge Equivalent to Taxes on Income:

At December 31, 2016, the Company's net deferred tax liability was $56 and is included in the net receivable from Parent. The primary source of temporary differences which comprise the net deferred tax liability is dealer concessions.

(Dollars in thousands)

6. Charge Equivalent to Taxes on Income, continued:

The Company files income tax returns both as part of the Parent's U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the Parent's returns that include the Company's activity are no longer subject to federal tax examinations for years before 2010 or state and local examinations for years before 2004.

7. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2016, the Company had net capital of $31,388 of which $31,138 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provision.

8. Transactions with Affiliated Companies:

All intercompany transactions with the Parent and affiliated companies are charged or credited through an intercompany account with the Parent and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with the Parent. Under a master netting agreement with the Parent, the Company may offset assets and liabilities which will ultimately be settled by the Parent on behalf of the Company against the Company's receivable from the Parent. The Company settles the receivable from the Parent periodically through a non-cash dividend, and as such, this receivable is presented as a component of stockholder's equity on the statement of financial condition.

9. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

10. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through February 24, 2017 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2016.